November 24, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	Pasithea Therapeutics Corp.

Registration Statement on Form S-1

File No. 333-291611

Withdrawal of Prior Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence with the U.S. Securities and Exchange Commission via EDGAR on November 21, 2025, in which we requested the acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-291611) (the “Registration Statement”) for Monday, November 24, 2025 at 9:00 a.m., Eastern Time, or as soon as practicable thereafter, pursuant to Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that the Registration Statement be declared effective at that date and time, and we hereby formally withdraw our prior request for acceleration of the effective date of the Registration Statement.

Very truly yours,

H.C. WAINWRIGHT & CO., LLC

By:	/s/ Edward Silvera
Name:	Edward Silvera
Title:	Chief Operating Officer